July 10, 2007

Mr. Robert Telewicz
Senior Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C.  20549

RE:    LIBERTY TAX CREDIT PLUS III L.P.
       ITEM 4.02 FORM 8-K
       FILED JUNE 26, 2007
       FILE NO. 000-24656

Dear Mr. Telewicz:

This letter is in response to the comments in your letter to Glenn F. Hopps dated July 2, 2007 with respect to the above referenced 8-K for Liberty Tax Credit Plus III L.P. (the "Partnership").

FORM 8-K FILED JUNE 26, 2007
----------------------------

1. PLEASE AMEND YOUR REPORT TO INCLUDE AS AN EXHIBIT A LETTER FROM YOUR FORMER AUDITORS ADDRESSING THE REVISED DISCLOSURES. REFER TO ITEM 4.02(C) OF FORM 8-K. YOU SHOULD FILE YOUR AMENDMENT AS A FORM 8-K/A WITH THE ITEM
       4.02 DESIGNATION.

The Partnership has submitted a copy of Form 8-K, filed with the SEC on June 26, 2007, to our auditors, Trien Rosenberg, Rosenberg, Weinberg, Ciullo & Fazzari LLP ("Trien"). Trien has acknowledged receipt of such copy and that it is in agreement with the disclosures made in such Form 8-K. Upon receipt of a written letter of this acknowledgement from Trien, the Partnership will file an amendment as a Form 8-K/A with the Item 4.02 designation, which will include as an exhibit the Trien letter .

If you have any questions or need further information, please do not hesitate to contact me at the number indicated above. We hope that our responses to the Staff's concerns are found to be adequate.

                                        Very truly yours,

                                        Liberty Tax Credit Plus III L.P.

                                        By: Related Credit Properties III Inc.,
                                            its general partner

                                                 By:  /s/ Glenn F. Hopps
                                                      ----------------------
                                                      Glenn F. Hopps
                                                      Treasurer